Sir Rabbie Namaliu, Former PNG Prime Minister,
Joins to Chair InterOil's PNG Advisory Board

SINGAPORE and HOUSTON, Aug. 1, 2011 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC), welcomes Rt. Hon Sir Rabbie Namaliu, former Prime Minister and former Petroleum and Energy Minister of Papua New Guinea, to chair InterOil's PNG Advisory Board.

Sir Rabbie served as Prime Minister of PNG between 1988 and 1992. He was Speaker of the National Parliament between 1994 and 1997. Sir Rabbie served as Minister for Foreign Affairs and Trade from 1982 to 1984 and he has held several other senior ministries including Primary Industry and Petroleum and Energy since his first election to parliament in 1982. Most recently, Sir Rabbie served as Foreign Affairs & Immigration Minister from 2002 to 2006 and Minister for the Treasury from 2006 to 2007.  Sir Rabbie left parliament in 2007.

Sir Rabbie holds a Bachelor of Arts degree from UPNG and a Master of Arts degree from the University of Victoria, British Columbia, Canada and an Honorary Doctor of Laws from the same University.

The PNG Advisory Board is a management group being formed to assist InterOil in discussions with government departments in developing the Gulf LNG Project.

Sir Rabbie stated, "I am pleased to chair InterOil's PNG Advisory Board, and look forward to working to bring the Gulf LNG Project to fruition. The Gulf LNG Project may be the most significant source of revenue to the PNG Government over the next 30 years. It will bring jobs and infrastructure to one of our least developed provinces and generate benefits to all the people of Papua New Guinea for many years."

Mr. Phil Mulacek, InterOil Chief Executive Officer stated, "Sir Rabbie has been an inspiration and a dedicated servant to the country of Papua New Guinea for his entire career. We welcome him to our team and appreciate his support for our Gulf LNG Project.

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.  InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the progress on the Gulf LNG Project, economic benefits to the State of PNG, and InterOil's strategy. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2010 on Form 40-F and its Annual Information Form for the year ended December 31, 2010. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.